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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                                (Name of issuer)

                                  COMMON SHARES
                         (Title of class of securities)

                                    14008M104
                                 (CUSIP number)

                              Katherine U. Sanders
                                 4014 Inverness
                              Houston, Texas 77019
                                 (713) 250-4222
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 1, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

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CUSIP No. 14008M104                    13D                     Page 2 of 4 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KATHERINE U. SANDERS

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           PF, 00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(E) (

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                              7    SOLE VOTING POWER                        0
NUMBER OF
SHARES
BENEFICIALLY                  8    SHARED VOTING POWER                236,495
OWNED BY
EACH
REPORTING                     9    SOLE DISPOSITIVE POWER                   0
PERSON WITH

                              10   SHARED DISPOSITIVE POWER           236,495

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           236,495

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%

14    TYPE OF REPORTING PERSON*

           IN

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CUSIP No. 14008M104                    13D                     Page 3 of 4 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common shares (the "Common Shares") of Capital Environmental Resource, Inc., whose principal executive office is located at 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1.

Item 2.  Identity and Background

         This statement is filed on behalf of Katherine U. Sanders ("Sanders" or "Reporting Person"), whose address is 4014 Inverness, Houston, Texas 77019. Ms. Sanders is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction.

         Not applicable.

Item 5.  Interest in Securities of the Issuer.

         (a) Sanders beneficially owns 236,495 shares of the Issuer's Common Shares, which represents 0.7% of the Issuer's Common Shares outstanding.

         (b) Sanders has the shared power both to vote and to direct the disposition of the 236,495 shares held by her. Sanders shares the power vote and to direct the disposition of such shares with Don A. Sanders to whom she has granted discretionary authority to purchase and sell securities on her behalf.

         (c)  None.

         (d) Sanders has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares on September 10, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable

Item 7.  Materials to be Filed as Exhibits.

         None

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CUSIP No. 14008M104                    13D                     Page 4 of 4 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated May 2, 2003

/s/ Katherine U. Sanders
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